                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                               (Amendment No. 2)

                   Under the Securities Exchange Act of 1934


                                 VENCOR, INC.
                               (Name of Issuer)

                    Common Stock, par value $.25 per share
                        (Title of Class of Securities)

                                  922602107
                                (CUSIP Number)


                             Scott M. Brown, Esq.
                         Tenet Healthcare Corporation
                             2700 Colorado Avenue
                        Santa Monica, California  90404
                                (310) 998-8000
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               with a copy to:

                            Brian J. McCarthy, Esq.
                     Skadden, Arps, Slate, Meagher & Flom
                              300 S. Grand Avenue
                        Los Angeles, California  90071
                                (213) 687-5070

                               January 10, 1996
                        (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check
the following:                                              /  /

Check the following box if a fee is being paid with this Statement:
                                                            /  /



                              Page 1 of 16 pages

CUSIP NO.  922602107                                              SCHEDULE 13D
------------------------------------------------------------------------------

(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     TENET HEALTHCARE CORPORATION  95-2557091
------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                   (a)/  /

                                                   (b)/X /
------------------------------------------------------------------------------
(3)  SEC USE ONLY

------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     00
------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                /X /

------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada
------------------------------------------------------------------------------
                                              : (7)  SOLE VOTING POWER
                                              :
                                              :      8,301,067
                                              :-------------------------------
     NUMBER OF SHARES BENEFICIALLY            : (8)  SHARED VOTING
     OWNED BY EACH REPORTING                  :
     PERSON WITH                              :      0
                                              :-------------------------------
                                              : (9)  SOLE DISPOSITIVE
                                              :
                                              :      8,301,067
                                              :-------------------------------
                                              :(10)  SHARED DISPOSITIVE
                                              :
                                              :      0
------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,301,067
------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                               /  /
------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          11.8%
------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     CO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 2 of 16 pages

CUSIP NO.  922602107                                              SCHEDULE 13D
------------------------------------------------------------------------------

(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     NME PROPERTIES CORP.   62-0725891
------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                   (a)/  /

                                                   (b)/X /
------------------------------------------------------------------------------
(3)  SEC USE ONLY

------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     00
------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                /  /

------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Tennessee
------------------------------------------------------------------------------
                                              : (7)  SOLE VOTING POWER
                                              :
                                              :      8,301,067
                                              :-------------------------------
     NUMBER OF SHARES BENEFICIALLY            : (8)  SHARED VOTING
     OWNED BY EACH REPORTING                  :
     PERSON WITH                              :      0
                                              :-------------------------------
                                              : (9)  SOLE DISPOSITIVE
                                              :
                                              :      8,301,067
                                              :-------------------------------
                                              :(10)  SHARED DISPOSITIVE
                                              :
                                              :      0
------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,301,067
------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                               /  /
------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          11.8%
------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     CO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 3 of 16 pages

CUSIP NO.  922602107                                              SCHEDULE 13D
------------------------------------------------------------------------------

(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     NME PROPERTY HOLDING CO., INC.   91-1172506
------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                   (a)/  /

                                                   (b)/X /
------------------------------------------------------------------------------
(3)  SEC USE ONLY

------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     00
------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                /  /

------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------
                                              : (7)  SOLE VOTING POWER
                                              :
                                              :      5,610,187
                                              :-------------------------------
     NUMBER OF SHARES BENEFICIALLY            : (8)  SHARED VOTING
     OWNED BY EACH REPORTING                  :
     PERSON WITH                              :      0
                                              :-------------------------------
                                              : (9)  SOLE DISPOSITIVE
                                              :
                                              :      5,610,187
                                              :-------------------------------
                                              :(10)  SHARED DISPOSITIVE
                                              :
                                              :      0
------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,610,187
------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                               /  /
------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          8.0%
------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     CO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 4 of 16 pages

CUSIP NO.  922602107                                              SCHEDULE 13D
------------------------------------------------------------------------------

(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     NME PROPERTIES, INC.   91-0628039
------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                   (a)/  /

                                                   (b)/X /
------------------------------------------------------------------------------
(3)  SEC USE ONLY

------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     00
------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                /  /

------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------
                                              : (7)  SOLE VOTING POWER
                                              :
                                              :      2,690,880
                                              :-------------------------------
     NUMBER OF SHARES BENEFICIALLY            : (8)  SHARED VOTING
     OWNED BY EACH REPORTING                  :
     PERSON WITH                              :      0
                                              :-------------------------------
                                              : (9)  SOLE DISPOSITIVE
                                              :
                                              :      2,690,880
                                              :-------------------------------
                                              :(10)  SHARED DISPOSITIVE
                                              :
                                              :      0
------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,690,880
------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                               /  /
------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          3.8%
------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     CO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 5 of 16 pages

         This Amendment No. 2 (the "Amendment No. 2") amends and supplements the Statement on Schedule 13D, dated October 2, 1995 (the "Schedule 13D"), as amended and supplemented by Amendment No. 1 (the "Amendment No. 1"), dated October 17, 1995, relating to the common stock, par value $.25 per share (the "Common Stock"), issued by Vencor, Inc., a Delaware corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act").

         Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the
Schedule 13D. The information set forth in the Exhibits hereto is hereby expressly incorporated herein by reference and the responses to each item of this Amendment No. 2 to the Schedule 13D are qualified in their entirety by the provisions of such exhibits.

ITEM 2.  IDENTITY AND BACKGROUND

         This Amendment No. 2 to the Schedule 13D is being filed by Tenet Healthcare Corporation, a Nevada corporation ("Tenet"); NME Properties Corp., a Tennessee corporation ("PropCorp"); NME Property Holding Co., Inc., a Delaware corporation ("PropHold"); and NME Properties, Inc., a Delaware corporation ("PropInc") (collectively, the "Reporting Persons").

         The principal business of Tenet is the operation of general hospitals. The principal business of PropCorp is the ownership and management of investments in the healthcare industry. Tenet owns all of the outstanding stock of PropCorp. The principal business of each of PropHold and PropInc is the ownership and management of investments in the healthcare industry. PropCorp owns all of the outstanding stock of PropInc and PropHold.

         The address of the principal business and the principal office of each of Tenet, PropCorp, PropHold and PropInc is 2700 Colorado Avenue, Santa Monica, California 90404.

                              Page 6 of 16 pages

         The name, business address, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which each such employment is conducted, of each executive officer and director of Tenet, PropCorp and PropInc were set forth on the Schedule 13D.

         The name, business address, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which each such employment is conducted, of each executive officer and director of PropHold are set forth on Schedule D, attached hereto.

         Except as set forth in Item 2 of the Schedule 13D, during the past five (5) years neither PropHold nor any other person or entity controlling such person, nor, to the best of its knowledge, any of the other persons listed on Schedule D attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         On December 26, 1995, in connection with the offering of the Notes of Tenet, the PropCorp Shares were transferred to PropHold.

         As of January 1, 1996, as a result of two issues of convertible debentures of Vencor being converted into an additional 7,259,000 shares of Vencor Common Stock, the ownership interest in Vencor, on an aggregate basis for Tenet, PropCorp, PropHold and PropInc., has fallen to approximately 11.8% of the outstanding shares of Common Stock.

         As a result of the foregoing, PropInc may be deemed to be the beneficial owner of the 2,690,880 shares of Common Stock owned by it (the "PropInc Shares"), or approximately 3.8% of the shares of Common Stock out-

                              Page 7 of 16 pages
standing. PropInc has the sole power to vote and the sole power to dispose of the PropInc Shares.

         PropHold may be deemed to be the beneficial owner of the 5,610,187 shares of Common Stock owned by it (the "PropHold Shares"), or approximately 8.0% of the shares of Common Stock outstanding. PropHold has the sole power to vote and the sole power to dispose of the PropHold Shares.

         PropCorp, as the sole shareholder of PropInc and PropHold, may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the PropInc Shares and PropHold Shares, for an aggregate of 8,301,067 shares of Common Stock, or approximately 11.8% of the shares of Common Stock outstanding.

         Tenet, as the sole stockholder of PropCorp, may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the PropInc Shares and the PropHold Shares, for an aggregate of 8,301,067 shares of Common Stock, or approximately 11.8% of the shares of Common Stock outstanding.

         The Reporting Persons, in the aggregate, may be deemed to beneficially own 8,301,067 shares of Common Stock, or approximately 11.8% of the shares of Common Stock outstanding. The percentage of shares of Common Stock outstanding reported as beneficially owned herein is based upon 70,222,330 shares of Common Stock outstanding as of November 30, 1995 (which includes the conversion referred to above).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is amended and supplemented as follows:

          Also in connection with the offering of the Notes by Tenet, Tenet, PropInc and PropHold entered into the Escrow Agreement among each of them and The Bank of New York (the "Bank") whereby all of the PropInc Shares and PropHold Shares were placed in escrow with the Bank along with executed blank assignment forms. This escrow arrangement was contemplated by the terms of the Indenture, dated as of January 10, 1996, between Tenet and the


                              Page 8 of 16 pages

Bank, as trustee, relating to the Notes and the exchange rights associated with such Notes.

         The Notes are exchangeable at the option of the holder for shares of Common Stock, at any time on or after November 6, 1997, and prior to maturity, unless previously redeemed, at an exchange rate of 25.9403 shares per $1,000 principal amount of Notes, subject to adjustment in certain events and subject to Tenet's right to pay an amount in cash equal to the market price of Common Stock for which such Notes are exchangeable in lieu of delivery of such shares. The Notes will be exchangeable prior to November 6, 1997, only in the event of a merger, consolidation or liquidation of Vencor pursuant to which the shares of Common Stock held by the escrow agent are converted into or exchanged for cash or other securities registered under the Securities Act of 1933, as amended.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7      Joint Filing Agreement

Exhibit 8 The Indenture, dated as of January 10, 1996, between Tenet and The Bank of New York, as trustee, relating to the offering of the 6% Exchangeable Subordinated Notes due 2005 (Incorporated by reference to Exhibit 4.1 to Tenet's Quarterly Report on Form 10-Q, dated January 16, 1996).

Exhibit 9 The Escrow Agreement, dated as of January 10, 1996, among Tenet, NME Properties, Inc., NME Property Holding Co., Inc. and The Bank of New York, as escrow agent, relating to the offering of the 6% Exchangeable Subordinated Notes due 2005 (Incorporated by reference to Exhibit 4.2 to Tenet's Quarterly Report on Form 10-Q, dated January 16, 1996).


                              Page 9 of 16 pages

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 18, 1996

                                              TENET HEALTHCARE CORPORATION


                                              By:   /s/ Scott M. Brown
                                                    --------------------------
                                                    Scott M. Brown
                                                    Senior Vice President and
                                                    Secretary


                              Page 10 of 16 pages

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 18, 1996

                                              NME PROPERTIES CORP.


                                              By:  /s/ Scott M. Brown
                                                   ---------------------------
                                                   Scott M. Brown
                                                   Senior Vice President and
                                                   Secretary



                              Page 11 of 16 pages

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 18, 1996

                                              NME PROPERTY HOLDING CO., INC.


                                              By:  /s/ Scott M. Brown
                                                   ---------------------------
                                                   Scott M. Brown
                                                   Senior Vice President and
                                                   Secretary



                              Page 12 of 16 pages

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 18, 1996

                                              NME PROPERTIES, INC.


                                              By:   /s/ Scott M. Brown
                                                    --------------------------
                                                    Scott M. Brown
                                                    Senior Vice President and
                                                    Secretary



                              Page 13 of 16 pages

                                                                    SCHEDULE D


                       Executive Officers and Directors
                                      of
                        NME Property Holding Co., Inc.

         The names of the Directors and the names and titles of the Executive Officers of NME Property Holding Co., Inc. and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual's business address is that of NME Property Holding Co., Inc. at 2700 Colorado Avenue, Santa Monica, California 90404, each occupation set forth opposite an individual's name refers to NME Property Holding Co., Inc. and each individual is a United States citizen.

                                        PRESENT PRINCIPAL
NAME, BUSINESS ADDRESS                  OCCUPATION
----------------------                  ------------------

Michael H. Focht, Sr.                   President; President of Tenet
                                          Healthcare Corporation ("Tenet")

Terence P. McMullen                     Vice President and Treasurer;
                                          Vice President and Assistant
                                          Treasurer of Tenet

Scott M. Brown*                         Senior Vice President and
                                          Secretary; Senior Vice
                                          President, General Counsel
                                          and Secretary of Tenet


--------------------------------------------
* Director


                              Page 14 of 16 pages

                                 EXHIBIT INDEX


EXHIBIT NO.          DESCRIPTION                                      PAGE NO.
-----------          -----------                                      --------

Exhibit 7      Joint Filing Agreement

Exhibit 8 The Indenture, dated as of January 10, 1996, between Tenet Healthcare Corporation and The Bank of New York, as trustee, relating to the offering of the 6% Exchangeable Subordinated Notes due 2005 (Incorporated by reference to Exhibit 4.1 to Tenet's Quarterly Report on Form 10-Q, dated January 16, 1996).

Exhibit 9 The Escrow Agreement, dated as of January 10, 1996, among Tenet Healthcare Corporation, NME Properties, Inc., NME Property Holding Co., Inc. and The Bank of New York, as escrow agent, relating to the offering of the 6% Exchangeable Subordinated Notes due 2005 (Incorporated by reference to Exhibit 4.2 to Tenet's Quarterly Report on Form 10-Q, dated January 16, 1996).



                              Page 15 of 16 pages

                                                                     EXHIBIT 7

                            JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.25 per share, of Vencor, Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(f)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date:  January 18, 1996

TENET HEALTHCARE                              NME PROPERTIES CORP.
    CORPORATION


By: /s/ Scott M. Brown                        By: /s/ Scott M. Brown
   ----------------------------                  -----------------------------
   Scott M. Brown                                Scott M. Brown
   Senior Vice President                         Senior Vice President
    and Secretary                                 and Secretary



NME PROPERTY HOLDING                          NME PROPERTIES, INC.
    CO., INC.


By: /s/ Scott M. Brown                        By: /s/ Scott M. Brown
   ----------------------------                  -----------------------------
   Scott M. Brown                                Scott M. Brown
   Senior Vice President                         Senior Vice President
    and Secretary                                  and Secretary



                              Page 16 of 16 pages